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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-04123
                                                                       ---------

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K     |_| Form 11-K     |_| Form 20-F     |X| Form 10-Q      |_| Form N-SAR

For Period Ending:     September 30, 2000
                   -------------------------------------------------------------
    |_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
    |_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
    |_| Transition Report on Form 11-K

           Read the attached instruction sheet before preparing form.
                             Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                         Part I. Registrant Information

Full name of registrant     MOYCO TECHNOLOGIES, INC.
                        --------------------------------------------------------

Former name if applicable
                             MOYCO INDUSTRIES, INC.
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Address of principal executive office (Street and number) 200 Commerce Drive
                                                         -----------------------

City, State and Zip Code Montgomeryville, PA 18936
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                         Part II. Rule 12b-25(b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.




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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         Moyco Technologies, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 without unreasonable expense and effort due to its inability to finish the required financial statements for the quarter with sufficient time for management to review the financial statements and to prepare the management discussion and analysis. The preparation of the financial statements has been delayed as a result of the late completion of the financial statements for the fiscal year ended June 30, 2000, which occurred due to the establishment of new internal accounting systems and significant turnover of personnel in the Company's accounting department.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

    Joseph Sternberg                    (215)                 855-4300
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         (Name)                       (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              |X| Yes    |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |X| Yes    |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Moyco Technologies, Inc.
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                  (Name of registrant as specified in charter)

                            MOYCO TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 13, 2000                 By /s/ Marvin Sternberg
    ----------------------               ---------------------------------------
                                         President

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Additional information and explanation regarding Part IV Response 3.

         The Company expects to report improved results of operations for the fiscal quarter ended September 30, 2000 as compared to the same period for the prior fiscal year. The Company's revenues increased by approximately $1,500,000, representing an increase of 35% over the same period for last year. This increase is primarily attributable to additional sales of the Company's fiber-optic polishing films during the fiscal quarter ended September 30, 2000. However, as a result of the inability to complete the financial statements, the company is unable at this time to quantitatively calculate the financial data for the current fiscal quarter.


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                            GOLDSTEIN & DIGIOIA, LLP
                              369 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 599-3322
                            Telecopy: (212) 557-0295



                                November 14, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      EDGAR Filing
         Name of Company      :      Moyco Technologies, Inc.
         Type of Report       :      Form 10-Q
         SEC File No.         :      000-04123

Dear Sirs:

         In accordance with the provisions of Regulation S-T and on behalf of the above-referenced Registrant, we transmit to you the Registrant's EDGAR filing of Quarterly Report on Form 10-Q, dated November 13, 2000 for the fiscal quarter ended September 30, 2000. We request both an electronic and a hard copy acceptance message.

         A manually signed hard copy of the transmitted report has been retained by us on behalf of our client together with the Company's books and records.


                                             Very truly yours,

                                             /s/ Michael Goldstein




Enclosures